United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
Amendment No. 2

Dynex Capital, Inc.
(Name of Issuer)

Common Stock, $ .01 par value
Title of Class of Securities

26817Q506
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).




1	Name of Reporting Person		Howard Amster

2	If a member group		a)	/X  /
b)       /     /

3	SEC Use only

4	Source of Funds			PF

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting		170,500
Beneficially
Owned By Each	8	Shared Voting		114,900
Reporting Person
With			9	Sole Dispositive	170,500

			10	Shared Dispositive	114,900

11	Aggregate Amount Beneficially owned	478,219

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 3.9   %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Amster Trading Company

2	If a member group		a)	/X/
b)       /   /

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		114,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	114,900

11	Aggregate Amount Beneficially owned	  31,300

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	   0.2  %

14	Type of Reporting Person	CO


















1	Name of Reporting Person		Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member group		a)	/X/
b)       /   /

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		83,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	83,600

11	Aggregate Amount Beneficially owned	83,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.7    %

14	Type of Reporting Person	OO

















1	Name of Reporting Person	Ramat Securities Ltd.

2	If a member group		a)	/ X/
b)        /   /

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		276,419
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	276,419

11	Aggregate Amount Beneficially owned	276,419

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		2.3   %

14	Type of Reporting Person			BD

















1	Name of Reporting Person		David Zlatin

2	If a member group		a)	/X/
b)        /  /

3	SEC Use only

4	Source of Funds			WC of Ramat Securities Ltd.

5	Check if Disclosure

6	Citizenship		U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		276,419
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	276,419

11	Aggregate Amount Beneficially owned	276,419

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		2.3   %

14	Type of Reporting Person			IN


















Item	1.	Security and Issuer

Dynex Capital, Inc., Common Stock, $ .01 par value
CUSIP Number 26817Q506

Dynex Capital, Inc. Convertible Preferred D Stock, $ 10.00 par value CUSIP Number 26817Q605

This Schedule 13D amendment number two is being filed because the group members own Dynex Capital, Inc. common stock and Dynex Capital Inc. Convertible Preferred D shares.

If the Convertible Preferred D shares would be converted to common stock by the group members (which has not and may not ever occur), then, the total of the group members common share holdings might require a 13D filing.

Item 	3.	Sources and Amount of Funds or Other Consideration

Amster Trading Company purchased all Dynex Capital, Inc. common stock with working capital without borrowing. The total consideration for their purchase is $ 214,718.00.

Amster Trading Company Charitable Remainder Unitrusts purchased all Dynex Capital, Inc. common stock with trust assets without borrowing. The total consideration for their purchases is $ 177,754.82 bringing Amster Trading Company Charitable Remainder Unitrusts total investment to $ 541,636.81.



Item	4.	Purpose of Transaction

Howard Amster, Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrusts,
Ramat Securities Ltd., David Zlatin may be deemed to be a group.

Howard Amster, Amster Trading Company Charitable Remainder
Unitrusts, Ramat Securities Ltd., each acquired
Dynex Capital, Inc., common stock for purposes of investment.






There are no present plans or proposals by Howard Amster, Amster Trading Company, Amster Trading Company Charitable
Remainder Unitrusts, Ramat Securities Ltd., as reported in this second amendment to Schedule 13D which relates to or would result in the following:

a. 	The acquisition by Howard Amster , Amster Trading Company,
Amster Trading Company Charitable Remainder Unitrusts,
Ramat Securities Ltd., of additional securities of the Issuer or the disposition of securities of the Issuer, however, Howard Amster, Amster Trading Company, Amster Trading Company Charitable
Remainder Unitrusts, Ramat Securities, Ltd., might acquire additional shares or other securities of the Issuer or dispose of some or all of their shares or other securities of the Issuer depending upon market conditions and their respective personal circumstances;


Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 12,163,391 shares.
The outstanding convertible preferred D shares is 4,221,553 shares.

This Schedule 13D filing shows the common shares that would be held if all Convertible Preferred D shares owned by group members were converted to common shares and added to common shares that are already owned by group members. Each share of Convertible Preferred D converts to one share of Dynex Capital, Inc. common shares.

If only the group members converted their Convertible Preferred D shares into common shares, which has not and may not ever occur, then, the shares outstanding would be
12,177,791 common shares.
(12,163,391 plus 14,400 equals 12,177,791)

If every Convertible Preferred D holder simultaneously converted their shares to common shares, this group would not be a 5 % holder nor would any of its members.

(a)(b)	The aggregate amount of common stock owned
by the Reporting Persons is 547,419 shares or 4.5 % of the current outstanding common shares.



The aggregate amount owned by Reporting Persons if all their Convertible Preferred D shares were converted into common shares and included in the total outstanding common shares is 561,819 or 4.6 % of the outstanding common shares and assuming no other Convertible Preferred D holder converted.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

Howard Amster and in his individual retirement account owns 170,500 or 1.4 % of the current outstanding common shares.

If the members of the group converted all their shares of Convertible Preferred D shares into common shares and no other Convertible Preferred D holder converted their shares to common shares, then, Howard Amster and in his individual retirement account would continue to own 170,500 common shares or 1.4 % of the outstanding common shares.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

Amster Trading Company owns 31,300 or .2 % of the current outstanding common shares.

If the members of the group converted all their shares of Convertible Preferred D shares into common shares and no other Convertible Preferred D holder converted their shares to common shares, then, Amster Trading Company would continue to own 31,300 common shares or
0.2  % of the outstanding common shares.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

Amster Trading Company Charitable Remainder Unitrusts owns 83,600 or 0.7 % of the current outstanding common shares.

If the members of the group converted all their shares of Convertible Preferred D shares into common shares and no other Convertible Preferred D holder converted their shares to common shares, then Amster Trading Company Charitable
Remainder Unitrusts would continue to own 83,600 common or 0.7 % of the outstanding common shares.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.

Ramat Securities Ltd. owns 262,019 shares or 2.2 % of the current outstanding common shares.

If Ramat Securities Ltd. converted its 14,400 shares of
Convertible Preferred D shares into common shares, then, Ramat Securities Ltd would own 276,419 common shares or 2.3 % of the outstanding common shares.
If other Convertible Preferred D holders converted their shares to common stock, then the per cent owned would be lower.


c)	Description of Transactions


Common Shares

Identity		Date		Shares	  Price		Executing Broker
Amster Trading	01/03/06  Buy	31,300	  6.86		PIK receipt of
Company							distribution

Amster Trading	11/16/04  Buy	22,300	  7.2712	Bear, Stearns   NYSE
Company		11/17/04  Buy	  2,100	  7.2486	Bear, Stearns   NYSE
Charitable 		01/03/06  Sold	31,300	  6.86		PIK distribution
Remainder Unitrusts

Tova Financial	09/26/05  Sold	1,366	6.9578		Bear, Stearns	NYSE
Inc.


















Dynex Capital convertible Preferred D shares.

					Sold
Identity		Date		Shares	Price		Executing Broker
Ramat Securities	01/10/06        54,863	10		Redeemed by the Company
Ltd.			01/31/06	2,600	10.20192	Bear, Stearns	NYSE
			02/01/06        45,460	10.20022	Bear, Stearns	NYSE
			02/02/06        22,000	10.15272	Bear, Stearns 	NYSE
			02/03/06        81,100	10.11311	Bear, Stearns	NYSE

Tova Financial	02/09/05	   270	10.50		Bear, Stearns	NYSE
Inc.			02/09/05	5,698	10.5019	Bear, Stearns	NYSE


e)	If this member group converted all their shares of Convertible
Preferred D shares into common shares and no other Convertible
Preferred D holder converted their shares to common shares, then this group would cease to be the beneficial owners of more than five percent of the common shares on February 3, 2006.


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		February 6, 2006


/s/
Howard Amster

/s/
Amster Trading Company
By:	Howard Amster
Title:	President





/s/
Amster Trading Company
Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee

/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal


/s/
David Zlatin